UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

FOXO Technologies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

351471107
(CUSIP Number)

October 13, 2023

(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471107
(1)	Names of reporting persons: GWG Wind Down Trust
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 0
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 0%
(12)	Type of reporting person: OO

CUSIP No. 351471107
(1)	Names of reporting persons: Elizabeth C. Freeman, solely in her capacity as trustee of GWG Wind Down Trust
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 0
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 0%
(12)	Type of reporting person: IN

Item 1(a) Name of issuer.

FOXO Technologies Inc.

Item 1(b) Address of issuer’s principal executive offices.

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

Item 2(a) Name of person filing.

This Statement is filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	GWG Wind Down Trust

(ii)	Elizabeth C. Freeman, solely in her capacity as trustee of GWG Wind Down Trust

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of each Reporting Person is PO Box 61209, 700 Smith St., Houston, TX 77208-1209.

Item 2(c) Citizenship or place of organization.

GWG Wind Down Trust is a liquidating trust created under the laws of the state of Texas. Ms. Freeman is a citizen of the United States of America.

Item 2(d) Title of class of securities.

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP Number.

351471107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, each Reporting Person certifies that, to the best of its or her knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2023

GWG Wind Down Trust

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman
Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman